December 6, 2006

Derek Swanson, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

RE:            Somerset International Group, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 28, 2006
File No. 333-138224

Dear Mr. Swanson:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated December 1, 2006 regarding the above referenced filing and the following are our responses:

Amendment No. 1 to Form SB-2

General

1.	Please revise the fee table to reflect the revised number of shares (2 million) that will be offered and sold by the selling shareholder.

Answer:     The fee table has been revised accordingly.

2.
In your response to this comment letter, please confirm that you so not intend to file a registration for the offer and sale of shares by Dutchess Private Equities Fund, LP and any of its affiliates for at least six months after the current registration statement is declared effective.

Answer:     This letter will confirm that the Company believes that the 2,000,000 shares being registered is sufficient for its current working capital and therefore does not intend to file a registration statement to register additional shares for Dutchess or its affiliates for six months after the current registration statement is declared effective.

Risk Factors, page 4

3.	Create a separate risk factor addressing the risks arising out of Dutchess Private Equities Fund’s plan to sell short the shares it will receive in connection with the equity line arrangement.

Answer:     This risk factor has not been added since, as set forth in the investment agreement, Dutchess can not sell short the shares and the prospectus has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN